Filed by: RMH Teleservices, Inc. pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: RMH Teleservices, Inc.

Commission File No.: 0-21333

The following is a message sent to employees of RMH Teleservices, Inc. relating to the proposed merger between NCO Group, Inc. and RMH Teleservices, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of November 18, 2003.

The Agreement and Plan of Merger, dated as of November 18, 2003, is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K to be filed by RMH Teleservices, Inc. on November 20, 2003 and is incorporated herein by reference.

Frequently Asked Questions

November 18, 2003

1. What has happened?

RMH and NCO Group, Inc. (Nasdaq: NCOG) have signed an agreement whereby NCO will purchase all of the outstanding shares of common stock of RMH. If this transaction closes, this will result in RMH being owned by another public company, NCO.

Who is NCO?

NCO is a provider of outsourced accounts receivable management and collection services with over 80 call centers in the U.S., Puerto Rico, Canada, and the United Kingdom. In addition, NCO provides services in India and Barbados. Principal Areas of Business include Financial Services, Healthcare, Education, Retail and Commercial, Utilities, Government, and Telecommunications. There are 8,500 employees at the present time.

The Company’s services are provided through the utilization of sophisticated technologies, including advanced workstations, client interface systems and call management systems composed of predictive dialers, automated call distribution systems, digital switching and customized computer software. NCO complements existing service lines by offering adjunct billing services to clients as an outsourcing option. Additionally, the Company can assist healthcare clients in the billing and management of third-party insurance.

NCO’s corporate headquarters are on Prudential Road in Horsham, PA. For more information on the company you can access their website at www.ncogroup.com.

Why did NCO choose RMH?

RMH is a strong, growing company with highly skilled and experienced call center employees. Our roster of customers is impressive and will enhance the service offerings of NCO, giving the combined companies more breadth and diversification that results in the combined company being stronger and better able to grow even more. Both NCO and RMH have found that our respective clients are streamlining their organizations in order to concentrate buying of various customer relationship services, along with billing and administrative services, from fewer vendors. We believe that the combination of our businesses will allow us to better meet this client strategy and, in turn, increase the incremental business opportunity of both. The result will be improved value for our shareholders.

2. Will we become employees of NCO and when will that happen?

The two companies, RMH and NCO, have signed an agreement to merge and the process of completing the transaction should take 3-4 months to complete. It is only at the conclusion of the transaction that we will become NCO employees. Until closing, for RMH employees, it is business as usual.

3. What is the timetable for the transition and what can I expect?

There are numerous matters to be discussed and decided, but implementation cannot begin until after closing. We expect this transaction to take several months and go into 2004. We expect that we will conduct Site Visits to introduce NCO leaders between now and mid-December.

4. What will be the structure of the new company and how will RMHT fit into the organization? Will we still be in the telemarketing business?

Over the next couple of months, NCO will be formulating its transition plan and upon its completion, it will be communicated to all employees. We do not expect that the general business strategy of delivering both inbound and outbound services to our clients will change as a result of this transaction.

5. What do we tell our clients when they call regarding the transaction?

Each client of RMH is being contacted directly by RMH Senior Management. Should you get questions, please speak directly with your manager about the communication.

6. Will sites close and/or merge? What about Newtown Square?

At this time, NCO is formulating a transition plan, so currently there are no plans to close any call centers. NCO has call centers around the world performing different services for their client base than RMH.

The corporate headquarters of NCO is located in Horsham, PA., just outside of Philadelphia, PA. This location will continue to be the corporate headquarters for the combined company. In the short term, RMH headquarters will remain in Newtown Square, PA. Beyond that time frame, no decisions have been made.

7. How will this change affect me personally?

Right now, you should see no change. We are proud to call you RMH employees and will continue to do so. As the transaction closing gets closer, we will give you more details as to what all this means to you personally and if any changes are going to be put in place.

Who do I report to now?

Until the closing of the transaction, the existing reporting structures will remain in place. Over the next couple of months, NCO’s management will be formulating a transition plan. This plan will be effective after the closing of the transaction but we expect to communicate this plan prior to the closing date.

When will I find out whether my position is affected by this merger?

As we make decisions about the operations of the combined company, your manager will discuss any potential changes with you. This may be several months away, however, and we will conduct business as usual for the near-term future.

We do not expect that there will be many changes in the workforce at the call centers, but a transaction such as this often results in synergies at the corporate level.

What happens to my accrued vacation balance and my scheduled vacations?

All planned vacations should be taken as scheduled. With respect to accrued vacation balances at the time of closing, we have not determined the handling of such amounts, but all employees should be confident that they will be either compensated or allowed to take the full amount of earned vacation.

8. How will this affect my RMH company benefits?

Do the medical benefits that we receive change due to this Merger?

Until the closing of the transaction, you will continue to receive benefits under the existing RMH plans consistent with your elections. After the closing of the transaction, NCO will enroll employees into their benefit offerings.

U.S. Employees only: We are currently involved in open enrollment within the U.S. and that will continue as planned. All elections are due into Corporate Benefits by November 26, at the very latest. It is very important that employees follow the procedures outlined in recent communications for electing benefit options for the 2004 calendar year. Elections you make will go into effect January 1, 2004 and will continue until the closing of the transaction.

Canada benefits will continue in the same format as currently available and will transition to the NCO plans at the closing of the transaction.

Will the cost of the benefits remain the same?

We are in the process of performing benefit comparisons, and over the next couple of months there will be benefit representatives from NCO on site to discuss their plans as well as the enrollment process.

How does this affect my 401k plan contributions, loans and the vesting schedule?

Your 401(k) plan contributions, loans, and vesting will continue based on your current elections until closing. Over the next couple of months, NCO will determine the most efficient way to continue such retirement benefits for the RMH employees, and such details of changes will be provided to you at a future date.

How will the 2004 Incentive Compensation Plan be affected?

Until the time of the closing, the 2004 Incentive Compensation Plan will be effective. Over the next couple of months NCO will determine the adequacy of this plan and determine whether to continue or to roll out a different plan for our employees.

9. How will this transaction affect my pay?

Will my pay rate stay the same?

In the short term, your pay rate will certainly not change. As mentioned previously, as further decisions are made, your manager will discuss any potential changes with you.

What is the payroll cycle?

For the short term, and before the transaction is complete, your payroll cycle will remain as it is today. You will be given details of any changes in the future when such changes are known.

Will I keep my tenure and length of service or do I start over again?

You will certainly maintain all tenure and length of service with the new company that you have earned with RMH.

Will my attendance history stay with me? Will my file as a whole follow me? (disciplinary actions, coaching forms, steps, etc.)

Yes to both questions.

Will this change or have any effect on hourly rate or performance-based incentives?

In the short term, such incentives will certainly not change. As mentioned previously, as further decisions are made, your manager will discuss any potential changes with you.

10. Who can I contact if I have questions?

In these early stages we may not have answers to many of your questions. There hasn’t been enough time for certain details to be discussed.

To facilitate answering your questions, please email your question(s) to Questions@rmh.com and we will send an acknowledgment that the question has been received. As soon as we get an answer we will put these answers all in one document once every two weeks and send the email out to you so everyone can learn the answers to questions. Most likely everyone at one time or another will have had the same question.

For benefits issues, contact: Bbird@rmh.com

For Payroll issues, contact: Bphipps@rmh.com

Additional Information About the Merger and Where to Find it

NCO and RMH will file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. SHAREHOLDERS OF RMH ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NCO, RMH AND THE PROPOSED MERGER. In addition to the registration statement to be filed by NCO in connection with the proposed merger, and the proxy statement/prospectus to be mailed to the shareholders of RMH in connection with the proposed merger, each of NCO and RMH file annual, quarterly and special reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by NCO or RMH with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus can be obtained, without charge, by directing a request to NCO at 507 Prudential Road, Horsham, Pennsylvania 19044, or RMH at 15 Campus Boulevard, Newtown Square, Pennsylvania 19073.

RMH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RMH in connection with the merger. A description of the interests of the directors and executive officers of RMH is set forth in RMH’s proxy statement for its 2003 annual meeting, which was filed with the SEC on February 5, 2003. Additional information about the interests of such potential participants may be obtained from reading the definitive proxy statement/prospectus regarding the proposed merger and the other relevant documents when they become available.